UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐        No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐        No   ☒

Telecom Argentina S.A.

Item

1.	English translation of a letter dated September 9, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, September 9, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Call To Ordinary General Shareholders’ Meeting for October 10, 2019

Dear Sirs,

I am writing to you as Chairman of Telecom Argentina S.A, in order to inform you that the Board of Directors of Telecom Argentina resolved on a meeting held today to summon Telecom Argentina’s shareholders to an Ordinary Shareholders’ Meeting to be held on October 10, 2019, at 11 a.m. on first call, and at 12 p.m. on second call, in order to consider the total or partial withdrawal of the “Voluntary Reserve for Future Cash Dividends” and/or of the “Voluntary Reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” and to allocate the funds from those withdrawals to the distribution of cash dividends and/or to delegate to the Board of Directors the powers to release, totally or partially, the aforementioned Reserves and to distribute the withdrawn funds as cash dividends, in the amounts and dates to be determined by the Board.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 9, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations